UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

HELD ON OCTOBER 31, 2018

1.                                     Date, time and place: Held by means of teleconference on October 31, 2018, at 10:00 AM, at Rua Fidêncio Ramos, 302, 4th floor, Building B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Call notice dismissed due to the attendance of the totality of the members of the Fiscal Council currently on office, pursuant to item 4.3 of the Internal Regulations of the Fiscal Council.

3.                                     Attendance: All the members of the Fiscal Council of the Company currently on office: Messrs. Mauricio Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Domenica Eisenstein Nronha.

4.                                     Board:       Mr. Mauricio Aquino Halewicz — Chairman.

Mr. André Luiz Gonçalves — Secretary.

5.                                     Agenda: To analyze and examine the management proposal for distribution of interim dividends.

6.                                     Resolutions: After discussion and analysis of the matter included on the Agenda, the members of the Fiscal Council decided, without reservations and/or qualifications, by the unanimous vote, to manifest its favorable opinion as regards the management proposal for the distribution of interim dividends, in the total amount of R$2.783.319.849,66 (two billion, seven hundred and eighty three million, three hundred and nineteen thousand, eight hundred and forty nine Brazilian reais and sixty six centavos) to be declared and paid against the Company’s Investments Reserve, approved at the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered in the Company’s quarterly financial statements of September 30, 2018, according to the attached Opinion of the Fiscal Council.

7.                                     Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees.

São Paulo, October 31, 2018.

Board:

Maurício Aquino Halewicz Chairman	André Luiz Gonçalves Secretary

Members of the Fiscal Council:

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

EXHIBIT I TO THE MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON OCTOBER 30, 2018

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law No. 6,404/76), according to the meeting held on October 30, 2018, which examined the management proposal for the distribution of interim dividends, in the total amount of R$ 2.783.319.849,66 (two billion, seven hundred and eighty three million, three hundred and nineteen thousand, eight hundred and forty nine Brazilian reais and sixty six cents), to be declared and paid against the Company’s Reserve for Investments, as approved at the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered in the Company’s quarterly financial statements of September 30, 2018. Based on the analysis carried out, as well as the information and clarifications provided by representatives of the Company, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law No. 6.404/76, to opine favorably on the submission of such management proposal for approval of the Extraordinary General Shareholders’ Meeting.

São Paulo, October 30, 2018.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO